**Via FedEx**

STAAR Surgical Company
Attn: Mr. Mark B. Logan
Chairman of the Board
1911 Walker Avenue
Monrovia, California 91016

Re: STAAR Surgical Company (the "Company") Board of Directors

Dear Mr. Logan:

I first wrote to the Company on behalf of EuroEyes AG, myself and other shareholders in November 2014 and to date have not received a satisfactory response from the Company regarding my concerns.

I along with EuroEyes Holding AG hold more than 2.4% of the Company's outstanding shares. As you also know, EuroEyes Holding AG is one of the Company's largest customers worldwide and one of the largest users of the Company's lens implant products worldwide. EuroEyes Holding AG is a highly successful group of eye clinics with locations throughout Germany, Denmark and China. Personally, as a doctor, I have been recognized as a pioneer and leading authority in the field of refractive surgery, having independently performed more than 60,000 intraocular surgeries and more than 50,000 eye laser treatments since 1993. I am also widely known as a leading proponent of the lens implant surgery that utilizes the Company's implantable collamer lens (ICL) product, having received numerous awards in the field, including awards sponsored by the Company.

My Clinic Group has worldwide implanted the most multifocal lenses to treat presbyopia, and with this expertise we will be able to push the Company's new ICL Presbyopic Lens product. With clinics in Europe and in China, we will be able to deliver valuable experiences to both these markets, which today constitute 85% of the Company's total revenue.

With the significant issues currently facing the Company—sales challenges, market expansion issues, board and management turnover, an ongoing FDA regulatory review, SEC comments relating to such review, and the significant costs associated with the ongoing FDA review—shareholders should have a seat at the table. With experience as a successful surgeon and the operator of a highly successful chain of eye clinics, including locations in China, which the Company has stated to be a market of strong interest, I believe I have valuable expertise, ideas and shareholder concerns that would benefit the Company's board at this critical time for the Company.

The Company's current board lacks any meaningful share ownership, it lacks true industry experience, and in some cases it lacks independence. The lack of expertise can be divided into three parts: (1) Lack of international expertise--more than 80% of the Company's revenue are generated outside the USA, especially in Europe and Asia; there are no board members from outside US; (2) no medical doctors/surgeon or ophthalmologist are represented at the board and therefor the board has a lack of medical expertise; (3) the current board members are out of touch

with their investors and their membership seems more driven by internal relationships. In this regard, I would note that the Company's board appears to include your direct report at the private company where you currently serve as President, Chief Executive Officer and a director—hardly an example of good corporate governance.

Unfortunately, the Company's board has only been dismissive of my attempts to raise my candidacy for board membership as a shareholder representative and industry expert and my attempts to raise legitimate business concerns. The Company has recently added one member to the board of directors, but it has not added to the board any industry experts or any shareholders with true "skin in the game" who can directly advance the cause of shareholders. The Company has reported its efforts to speak with leading physicians and other industry experts, but it has chosen not to truly obtain the benefit of advice from industry experts by bringing them into the board room.

As shareholders of the Company, we are deeply concerned that the Company appears to be avoiding adding industry experts and shareholder representatives to its board. At this critical juncture for the Company—and its ability to drive long-term value for shareholders—who would be better to serve the Company?

From all of this, I and other shareholders have concluded that the Company and its board are not responsive to its shareholders, are not listening to shareholders, and seem to be advancing interests other than driving value for the Company's shareholders.

We are determined to obtain the shareholder board representation that we believe the Company so desperately needs at this time. In the absence of a prompt and satisfactory response from the Company, we will be forced to take our case directly to all shareholders.

Sincerely,



Dr. Jørn Slot Jørgensen